Ms. Megan Miller	April 13, 2018
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Responses to Comments with Respect to the Financial Statements for the series of
USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Ms. Miller:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff ("Staff") of the U.S. Securities and Exchange Commission ("SEC") on March 14, 2018, concerning a review of the audited financial statements of the series ("Funds") of the USAA Mutual Funds Trust ("Trust"), and the Trust's responses thereto. The Staff's comments are set forth in italics and are followed by the Trust's responses.

1.Comment: In the Notes to Financial Statements in the Funds' Annual and Semi-Annual Reports to Shareholders, please disclose the frequency with which subadvisers are paid.

Response: The Trust will incorporate the suggested disclosure in the applicable Funds' Annual and Semi-Annual Reports to Shareholders. The subadvisers are paid on a monthly basis.

2.Comment: Please confirm whether any amounts reimbursed to a Fund pursuant to a fee waiver can be recouped, and if so, the terms of recoupment.

Response: Neither the adviser nor any of its affiliates reserves the right to recoup any fee amounts waived.

3.Comment: The Annual Report to Shareholders for the USAA Total Return Strategy Fund for the year ended December 31, 2016 stated that commodities delivered a double-digit return. However, there was no disclosure in this Fund's prospectus on commodity investments. Please explain.

Response: The reference to commodities in the Annual Report to Shareholders for the USAA Total Return Strategy Fund was part of a discussion of the performance of the global financial markets in general during the reporting period and not the Fund's performance in particular.

However, the Fund does have exposure to commodities through investments in exchange-traded funds and other equity securities and will consider including commodity-related disclosure in its Prospectus.

4.Comment: Please confirm that the USAA Real Return Fund and the USAA Total Return Strategy Fund complied with the requirements of Section 19(a) of the Investment Company Act of 1940, as amended (1940 Act), when they notified shareholders of a return of capital that was paid in 2016.

Response: The Trust confirms that each of the USAA Real Return Fund and the USAA Total Return Strategy Fund complied with the requirements of Section 19(a) of the 1940 Act when they notified shareholders of a return of capital that was paid in 2016.

5.Comment: Please confirm that receivables from the USAA Target Retirement Funds' adviser are settled in the same manner as payables to the adviser.

Response: The USAA Target Retirement Funds generally do not have payables to the adviser, as the USAA Target Retirement Funds do not pay a management fee. Payables to the adviser are settled monthly. For Funds that do have both payables to the adviser and receivables from the adviser, those transactions are settled in the same manner.

6.Comment: In the Transactions with Affiliated Funds section of the Notes to Financial Statements for the Annual and Semi-Annual Reports to Shareholders for the USAA Target Retirement Funds, please total the line items in the table according to the requirements of Rule 12-14 under Regulation S-X.

Response: The Trust made the requested change in the Annual Report to Shareholders for the USAA Target Retirement Funds for the fiscal year ended December 31, 2017.

7.Comment: In the Summary of Significant Accounting Policies section of the Notes to Financial Statements for the Annual and Semi-Annual Reports to Shareholders for the USAA Money Market Fund, USAA Tax Exempt Money Market Fund, and USAA Treasury Money Market Trust, consider adding disclosure regarding the ability to impose liquidity fees and redemption gates.

Response: The Trust will make the suggested change, as applicable. We note that the Board of the USAA Treasury Money Market Trust has determined not to implement liquidity fees or redemption gates in the Fund at this time.

The revised disclosure for the USAA Money Market Fund and USAA Tax Exempt Money Market Fund is provided below:

The Fund operates as a retail money market fund in compliance with the requirements of Rule 2a-7 under the 1940 Act; and as a retail money market fund, shares of the Fund are available for sale only to accounts that are beneficially owned by natural persons. In addition, the Fund may, or in certain circumstances must, impose a fee upon the redemption of shares or may temporarily suspend redemptions if the Fund's weekly liquid assets fall below required minimums due to market conditions or other factors.

8.Comment: In the Annual Report to Shareholders for the USAA Tax Exempt Money Market

Fund, only the final maturity date is shown in the Schedule of Investments. When disclosing the maturity date of investments, as required by Rule 12-12 under Regulation S-X, please ensure that the Funds at a minimum report the date when the Fund is unconditionally permitted to demand repayment ("demand date"), as discussed in American Institute of Certified Professional

Accountants Audit Risk Alert, Investment Companies Industry Developments 2010/2011, Number 79.

Response: The Trust will include the demand date for applicable securities within the description field of the Portfolio of Investments section in the Funds' Annual and Semi-Annual Reports to Shareholders.

9.Comment: In the Notes to Financial Statements in the Funds' Annual and Semi-Annual Reports to Shareholders, please disclose the remaining contractual maturity of the Funds' securities lending transactions, as required by Accounting Standards Update 2014-11.

Response: The Trust will incorporate the suggested disclosure in the Funds' Annual and Semi- Annual Reports to Shareholders.

The revised disclosure is provided below:

...Collateral requirements are determined daily based on the value of the Fund's securities on loan as of the end of the prior business day. Loans are terminable upon demand and the borrower must return the loaned securities within the lesser of one standard settlement period or 5 business days. Risks relating to securities-lending transactions include that the borrower may not provide additional collateral when required or return the securities when due, and that the value of the short-term investments will be less than the amount of cash collateral required to be returned to the borrower"

The Trust will begin including the disclosure changes noted above, as applicable, in the Funds' future Annual and Semi-Annual Reports to Shareholders. If you have any further comments on this matter, or any questions, please contact me at (210) 282-4960.

Sincerely,

/s/ Kristen Millan

Kristen Millan

Assistant Secretary

USAA Mutual Funds Trust